Exhibit 99.1

UCLOUDLINK GROUP INC.

Index to UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Six Months ended June 30,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2021	2022
Revenues	4	36,934	33,637
Revenues from services		17,710	21,084
Sales of products		19,224	12,553
Cost of revenues		(26,000)	(19,847)
Cost of services		(10,460)	(9,947)
Cost of products sold		(15,540)	(9,900)
Gross profit		10,934	13,790
Research and development expenses		(6,839)	(5,101)
Sales and marketing expenses		(7,216)	(5,290)
General and administrative expenses		(17,046)	(7,988)
Other expense, net	5	(3,378)	(8,776)
Loss from operations		(23,545)	(13,365)
Interest income		9	5
Interest expenses		(89)	(346)
Amortization of beneficial conversion feature		—	(456)
Loss before income tax		(23,625)	(14,162)
Income tax credit/(expenses)	6	4	(119)
Share of profit in equity method investment, net of tax		53	77
Net loss		(23,568)	(14,204)
Net loss attributable to ordinary shareholders of the Company		(23,568)	(14,204)
Net loss		(23,568)	(14,204)
Foreign currency translation adjustment		432	1,832
Total comprehensive loss		(23,136)	(12,372)
Net loss per share attributable to ordinary shareholders of the Company
Basic and diluted	11	(0.08)	(0.05)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	11	283,008,578	291,887,614

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2021	2022
Assets
Current assets:
Cash and cash equivalents	12	7,868	11,985
Short-term deposit	12	196	195
Accounts receivable, net	13	14,923	12,919
Inventories	14	6,133	4,937
Prepayments and other assets	15	6,225	5,078
Amounts due from related parties	22	1,153	271
Other investments	19	12,587	10,177
Total current assets		49,085	45,562
Non-current assets:
Long-term investments	16	1,867	1,853
Property and equipment, net	17	1,796	1,455
Intangible assets, net	18	1,009	887
Other investments	19	12,058	7,738
Prepayments	15	1,310	916
Total non-current assets		18,040	12,849
Total assets		67,125	58,411
Liabilities
Current liabilities:
Short term borrowings (including US$941 thousands and nil from the former consolidated VIEs, without recourse to the Company as of December 31, 2021 and June 30, 2022, respectively)	21	3,177	5,224
Accrued expenses and other liabilities (including US$12,424 thousands and nil from the former consolidated VIEs, without recourse to the Company as of December 31, 2021 and June 30, 2022, respectively)	20	27,580	25,282
Accounts payables (including US$4,034 thousands and nil from the former consolidated VIEs, without recourse to the Company as of December 31, 2021 and June 30, 2022, respectively)	20	12,986	9,952
Amounts due to related parties (including US$18 thousands and nil from the former consolidated VIEs, without recourse to the Company as of December 31, 2021 and June 30, 2022, respectively)	22	1,453	1,376
Contract liabilities (including US$89 thousands and nil from the former consolidated VIEs, without recourse to the Company as of December 31, 2021 and June 30, 2022, respectively)		1,575	1,492
Convertible promissory notes	8	—	4,524
Financial derivative instrument	9	—	672
Total current liabilities		46,771	48,522
Non-current liabilities:
Other non-current liabilities		262	233
Total non-current liabilities		262	233
Total liabilities		47,033	48,755
Commitments and contingencies	23

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,	As of June 30,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2021	2022
Shareholders’ equity
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 164,975,400 and 167,674,670 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	7,10	8	8
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 and 122,072,980 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	7,10	6	6
Additional paid-in capital		230,048	231,984
Accumulated other comprehensive (loss)/income		(446)	1,386
Accumulated losses		(209,524)	(223,728)
Total shareholders’ equity		20,092	9,656
Total liabilities and shareholders’ equity		67,125	58,411

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of US$,	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total
except for number of shares and per share data)	Shares	Amount	Shares	Amount	capital	adjustments	losses	equity
Balance as of January 1, 2021	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394
Foreign currency translation adjustment	—	—	—	—	—	432	—	432
Net loss for the year	—	—	—	—	—	—	(23,568)	(23,568)
Share-based compensation	—	—	—	—	6,706	—	—	6,706
Shares issued upon exercise of employee share options	1,735,060	—	—	—	899	—	—	899
Balance as of June 30, 2021	161,790,700	8	122,072,980	6	227,897	3	(187,051)	40,863

(Amounts expressed in thousands of US$,	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total
except for number of shares and per share data)	Shares	Amount	Shares	Amount	capital	adjustments	losses	equity
Balance as of January 1, 2022	164,975,400	8	122,072,980	6	230,048	(446)	(209,524)	20,092
Foreign currency translation adjustment	—	—	—	—	—	1,832	—	1,832
Net loss for the year	—	—	—	—	—	—	(14,204)	(14,204)
Share-based compensation	—	—	—	—	1,711	—	—	1,711
Issuance of Ordinary shares for convertible debenture	1,000,000	—	—	—	225	—	—	225
Issuance of shares upon vesting of Restricted Shares	1,699,270	—	—	—	—	—	—	—
Balance as of June 30, 2022	167,674,670	8	122,072,980	6	231,984	1,386	(223,728)	9,656

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months ended June 30,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2021	2022
Cash flows from operating activities
Net loss	(23,568)	(14,204)
Adjustments to reconcile net loss to net cash generated from/ (used in) operating activities
Provision/(Reversal) for bad debts	77	(155)
Impairment for inventory obsolescence	—	172
Disposal of obsolescent goods	(44)	—
Depreciation of property and equipment	1,074	448
Amortization of intangible assets	70	74
Gains on disposals of property and equipment	(48)	(31)
Interest expenses	89	346
Amortization of beneficial conversion feature	—	456
Share-based compensation	6,706	1,711
Fair value losses on other investments	3,551	6,731
Share of profit in equity method investments	(53)	(77)
Foreign currency exchange losses, net	419	2,426
Changes in operating assets and liabilities
Accounts receivable	(5,051)	2,160
Prepayments and other assets	(1,194)	1,148
Inventories	(479)	851
Accrued expenses, accounts payable and other liabilities	4,339	(4,754)
Amounts due to related parties	22	324
Amounts due from related party	1,027	481
Contract liabilities	212	(83)
Net cash used in operating activities	(12,851)	(1,976)
Cash flows from investing activities
Purchase of property and equipment	(357)	(245)
Purchase of intangible assets	(14)	—
Proceeds from disposal of property and equipment	140	66
Cash paid for equity method investment	(247)	—
Increase in short-term deposit	(2)	—
Net cash used in investing activities	(480)	(179)
Cash flows from financing activities
Proceeds from bank borrowings	4,534	6,641
Repayments of bank borrowings	(3,462)	(4,374)
Proceeds from convertible debenture	—	4,735
Proceeds from exercise of share options	772	—
Net cash generated from financing activities	1,844	7,002
(Decrease)/Increase in cash, cash equivalents and restricted cash	(11,487)	4,847
Cash, cash equivalents and restricted cash at beginning of period	30,226	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	(358)	(730)
Cash, cash equivalents and restricted cash at end of period	18,381	11,985

Supplemental disclosure of cash flow information
Interest paid	(89)	(132)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities

(a)	History and organization

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company through its consolidated subsidiaries is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership and investment in such business, the Company conducts its primary business operations in the PRC through its subsidiaries.

(b)	Principal subsidiaries

As of June 30, 2022, the details of the Company’s principal subsidiaries were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE.LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN.BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Subsidiary	100%	Information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Subsidiary	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing
Shenzhen Yulian Cloud Technology Co., Ltd.	PRC	22 February 2022	Subsidiary	100%	Sales and marketing

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Former Variable Interest Entities

Before March 17, 2022, the Company entered into certain exclusive technical services agreements with certain PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

On March 17, 2022, Beijing uCloudlink, the former VIEs, the nominee shareholders of the former VIEs and the spouses of the shareholders of Beijing Technology entered into termination agreements respectively, to terminate these contractual arrangements. Beijing uCloudlink issued a confirmation letter to designate Shenzhen Ucloudlink Technology Limited, to exercise the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the above-mentioned option agreement. Accordingly, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, and was registered as the sole shareholder of Beijing Technology since March 17, 2022. All contractual arrangements were terminated since then.

(d)	Initial Public Offering

On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$27.6 million.

Immediately prior to the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i) 122,072,980 ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng into Class B ordinary shares, (ii) all of the remaining ordinary shares into Class A ordinary shares, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to fifteen votes.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of December 31, 2021 and June 30, 2022, and results of operations and cash flows for the six months ended June 30, 2021 and 2022. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2021 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2021.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.2	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include legal contingencies, share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4	Investment in equity method investees

The equity investment represents the Group’s investment in three entities. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investees after the date of investment. When the Group’s share of loss in the equity investees equal or exceed their interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investees. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

2.5	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.5	Fair value of financial instruments (Continued)

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities.

As of December 31, 2021 and June 30, 2022, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term nature of these instruments.

2.6	Revenue recognition

Revenue is principally generated by the provision of data connectivity services and the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

The Group conducts its business through various contracts with customers, including:

(i)	Data connectivity services

The Group generates international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi terminals (under its brand of “Roamingman”), (ii) data service fees generated from sales of data connectivity services to enterprise customers, and (iii) retail sales of data connectivity services.

The Group also generates local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to enterprise customers, and (ii) retail sales of data connectivity services.

For data connectivity services from the use of portable Wi-Fi terminals, the Group determines that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services embedded. The Group determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Group further determines that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

The Group evaluates and determines that it is the principal. For data connectivity services from the use of portable Wi-Fi terminals and retail sales of data connectivity services, the Group views users as its customers. For data connectivity services generated from sales of data connectivity services to enterprise customers, the Group views enterprise customers as its customers. The Group reports data connectivity services revenues on gross basis. Accordingly, the amounts paid for data connectivity services by customers are recorded as revenues and the related commission fees paid to its agents (mainly travel agents and other online distributors) are recorded as cost of revenues. Where the Group is the principal, it controls the data before the data connectivity service is provided to customers. Its control is evidenced by the inventory risk borne by the Group and the Group’s ability to direct the use of the data, and is further supported by the Group being primarily responsible to customers and having the discretion in establishing pricing.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Revenue recognition (Continued)

(i)	Data connectivity services (Continued)

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. The Group does not have further performance obligations to the customers after the contract period. The Group also offers data connectivity services where customers are charged service fee based on actual data usage, where revenue is recognized as the services are provided to customers.

In providing data connectivity services to its customers, the Group procures SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on the Group’s cloud SIM platform. The Group’s cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase the Group’s data connectivity services. Accordingly, the Group takes inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. The Group accounts for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

As the Group’s data connectivity services are provided without right of return and the Group does not provide any other credit and incentive to its customers, therefore, the Group’s provision of data connectivity services does not involve variable consideration.

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smartphones with GlocalMe Inside (“GMI”) implemented, as well as SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. The Group allocates the transaction price to each distinct performance obligation based on their relative standalone selling prices. The Group then recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, it is recognized ratably on a straight-line basis over the relevant contract period.

(iii)	Provision of PaaS or SaaS services

Platform-as-a-Service (PaaS) or Software-as-a-Service (SaaS) mainly consist of fees generated from providing cloud SIM platform as a service to business partners. The Group provides its cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. The Group has continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service. The Group does not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Revenue recognition (Continued)

(iv)	Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by the Group, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2021 was US$889 thousands. For the year ended December 31, 2021 and six months ended 2022, revenue amounting to US$889 thousands and US$1,575 thousands were included in the contract liabilities balance at the beginning of the respective period.

2.7	Convertible promissory notes

Convertible promissory notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

3.	Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

4.	Revenues

	Six Months ended June 30,
(In thousands)	2021	2022
Revenues from services
—Data connectivity services	12,072	15,787
International data connectivity services	10,334	12,391
Local data connectivity services	1,738	3,396
—PaaS and SaaS services	5,437	4,927
—Others	201	370
	17,710	21,084
Sales of products
—Sales of terminals	14,451	10,589
—Sales of data related products	2,978	1,892
—Others	1,795	72
	19,224	12,553
Total	36,934	33,637

(a)	Disaggregation of revenue

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Six Months ended June 30,
(In thousands)	2021	2022
Japan	20,314	13,132
North America	9,502	12,979
Mainland China	2,596	848
Southeast Asia	1,712	2,416
Hong Kong SAR	1,441	1,905
Europe	612	1,430
Taiwan	81	240
Others	676	687
Total	36,934	33,637

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Other expense, net

	Six Months ended June 30,
(In thousands)	2021	2022
Foreign exchange losses, net	(419)	(2,426)
Government grants (note)	488	342
Gains on disposal of property and equipment, net	48	31
Fair value losses on other investments	(3,551)	(6,731)
Others	56	8
Total	(3,378)	(8,776)

Note:

Government grants mainly represent amounts received from central and local governments in connection with the Group’s investments in local business districts and contributions to technology development.

6.	Taxation

(a)	Income taxes

(i)	Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries and VIEs located in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	PRC

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with valid period of three years.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink are qualified as HNTE, which are eligible to a preferential tax rate of 15% for the three-year period from 2017 to 2019 as long as they fulfill the HNTE criteria. In 2020, the preferential tax rate of 15% for Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink was extended for three years from 2020 to 2022.

The Group’s loss before income taxes consisted of:

	Six Months ended June 30,
(In thousands)	2021	2022
Non-PRC	(13,952)	(7,897)
PRC	(9,673)	(6,265)
Total	(23,625)	(14,162)

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

6.	Taxation (Continued)

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

(a)	Income taxes (Continued)

The reconciliations of the income tax expenses for the six months ended June 30,2021 and June 30, 2022 were as follows:

	Six Months ended June 30,
(In thousands)	2021	2022
Loss before income tax	(23,625)	(14,162)
Income tax computed at statutory PRC income tax rate (25%)(i)	(5,906)	(3,541)
Differential income tax rates applicable to certain entities comprising the Group	2,169	712
Effect of tax holiday	950	646
Permanent differences(ii)	90	15
Change in valuation allowance	3,147	2,874
Accelerated deductions on research and development expenses(iii)	(454)	(587)
Income tax (credit)/expenses	(4)	119

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.

(ii)	Permanent differences primarily represent non-deductible expenses.

(iii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables those subsidiaries to claim an additional tax deduction amounting to 75% of the qualified research and development expenses incurred.

The per share effect of the tax holiday are as follows:

	Six Months ended June 30,
(In thousands)	2021	2022
Effect of tax holiday	950	646
Per share effect – basic and diluted	0.00	0.00

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,	As of June 30,
(In thousands)	2021	2022
Deferred tax assets
Net operating loss carryforwards	14,808	17,497
Accrued expenses and others	427	612
Less: valuation allowance	(15,235)	(18,109)
Net deferred tax assets	—	—

Movement of valuation allowance

	As of December 31,	As of June 30,
(In thousands)	2021	2022
Balance at beginning of the period	9,830	15,235
Change of valuation allowance	5,405	2,874
Balance at end of the period	15,235	18,109

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

6.	Taxation (Continued)

(b)	Deferred tax assets (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2021 and June 30, 2022, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2021 and June 30, 2022, the Group had net operating loss carryforwards of approximately US$100,986 thousands and US$117,995 thousands respectively, which arose from the subsidiaries and the former VIE established in Hong Kong and PRC. As of December 31, 2021 and June 30, 2022, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2021, the net operating loss carry forwards arose from Shenzhen uCloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2026 to 2030, if unused.

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and June 30, 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

7.	Ordinary shares

(i)	Prior to May 19, 2019, the authorized share of the Company was US$50,000 divided into 50,000,000 shares of par value US$0.001.

On May 19, 2019, the Board of Directors of the Company passed the resolution that all of the Company’s ordinary shares and preferred shares were subdivided into 20 shares with a par value of US$0.00005 each. The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.00005 par value for all periods presented in the consolidated financial statements. As of December 31, 2018, 2019 and 2020, the Company has 228,749,678 ordinary shares (including 162,897,778 vested restricted shares), 232,451,900 shares (including 162,897,778 vested restricted shares) and nil shares (including nil vested restricted shares) outstanding, respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Ordinary shares (Continued)

(ii)	On January 28, 2015, the Company entered into a share purchase agreement (“Series A SPA”) with certain investors under which the Company issued 8,400,000 ordinary shares at a total consideration of US$4,056,206 and 25,000,000 Series A Preferred Shares to certain investors at a total consideration of US$9,788,652. Also as a closing condition to the Series A SPA, the Company entered into a share restriction agreement with certain senior management and their respective wholly owned subsidiaries, which directly hold the equity interest on the Company. Pursuant to the share restriction agreement, all ordinary shares (“Restricted Shares”) of the Company held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares shall vest over a period of 5 years from the closing of the Series A SPA (which was shortened to 4 years on September 22, 2016). Vesting of all Restricted Shares will be accelerated upon the completion of a qualified IPO or trade sale. In the event that certain senior management voluntarily and unilaterally terminates his employment/service contract with the Group or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Series A SPA, the related senior management shall sell to the Company, and the Company shall repurchase from certain senior management, all of the unvested shares at a price of US$0.00005 per share. Such restricted shares were treated as deemed contribution by those senior management to the Company and the fair value of which were recognized as share-based compensation expense over the vesting period. Ordinary shares of 44,426,667 and 44,426,667 were vested and presented as an increase of the numbers of issued ordinary shares during the year ended December 31, 2017 and December 31, 2018, respectively. At any time prior to a qualified IPO, the shares held by certain senior management shall not be transferred directly or indirectly without the prior written consent of the Series A Preferred Shares holders, except for those to be transferred to the employees of the Company pursuant to an Stock Option Plan approved by the board.

(iii)	On November 25, 2015, the Company entered into a share purchase agreement (“A-1 SPA”) with certain investors under which the Company issued 26,575,220 ordinary shares at a total consideration of US$21,555,470. There were liquidation preference and a redemption right attached to certain of these ordinary shares with 10% annual compounded interest based on original purchase price which expired on December 31, 2016.

(iv)	On January 1, 2016, 4,000,000 ordinary shares of certain senior management were transferred to Series A Preferred Shares at the then fair value of US$0.88 per share.

(v)	On September 22, 2016, the Company entered into a share purchase agreement (“A-2 SPA”) with certain investors under which the Company issued 8,502,600 ordinary shares at a total consideration of US$10,000,000. There is a redemption right attached to the ordinary shares with 12% annual compounded interest based on original purchase price. Such redemption right expired on December 31, 2017.

(vi)	On June 19, 2017, the Company repurchased 8,630,140 of its ordinary shares from an investor at a price of US$0.96 per share amounting to US$8,297,880. The repurchased ordinary shares were cancelled immediately and the additional paid in capital of the Company was reduced by US$8,298,236.

(vii)	On August 28, 2018, upon the occurrence of the event of automatic conversion of convertible bonds, in which that the Group attained cumulative revenue over RMB500 million during the year ended December 31, 2017, all the convertible bonds were converted into 35,004,220 ordinary shares of the Company.

(viii)	On November 25, 2015, June 19, 2017 and March 22, 2018, the Company issued 20,000,000, 4,315,080 and 31,665,280 ordinary shares, respectively, and had them held by a limited liability company owned by one of certain senior management. These ordinary shares were held on behalf of the Company and are to be awarded to employees under future equity incentive plan based on the discretion of the board of directors of the Company. The ordinary shares issued above were accounted for as treasury shares of the Group. None of these shares has been exercised nor issued from treasury shares as of December 31, 2017 and December 31, 2018, respectively. On December 31, 2018, all of the treasury shares were cancelled under the decision of the board of directors of the Company.

(ix)	On December 31, 2018, the board of directors of the Company adopted the 2018 Stock Option Scheme under which the Company may grant options to purchase its ordinary shares to selected employees of the Group. The board of directors of the Company reserved 55,980,360 shares on December 31, 2018 of the Company’s ordinary shares for future issuance under the plan.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Ordinary shares (Continued)

(x)	In July 2019, two written resolutions were passed and approved by the board of directors of the Company and its shareholders:

(a) The Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

Immediately prior to the completion of the IPO, (i) the conversion and re-designation of all of the then currently issued and outstanding preferred shares into ordinary shares on a one-to-one basis; (ii) 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng will be redesignated into Class B ordinary shares on a one-for-one basis (iii) all of the remaining ordinary shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) will be re-designated into Class A ordinary shares on a one-to-one basis. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to fifteen votes per share.

(b) Immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each.

(xi)	On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. The outstanding shares consist of 159,478,920 Class A ordinary shares and 122,072,980 Class B ordinary shares, of which (i) 61,346,560 Class B ordinary shares ultimately held by the Company’s founder, director and chief executive officer Chaohui Chen; (ii) 60,726,420 Class B ordinary shares ultimately held by the Company’s founder and chairman of board of directors Zhiping Peng and (iii) 110,378,920 ordinary shares were converted into Class A ordinary shares. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. Upon the completion of the IPO, all 29,000,000 issued and outstanding preferred shares were converted into Class A ordinary shares immediately as of the same date.

(xii)	During year ended December 31, 2020, 576,720 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans (Note 10).

(xiii)	During year ended December 31, 2021, 1,919,760 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 3,000,000 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

(xiv)	During six months ended June 30, 2022, 1,000,000 shares of Class A Ordinary Shares were issued for convertible debenture and 1,699,270 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

8.	Convertible promissory notes

(In thousands)	December 31, 2021	June 30, 2022
Convertible promissory notes – principal	—	5,000
Convertible promissory notes – discount	—	(262)
Convertible promissory notes – interest	—	(214)
Convertible promissory notes, net	—	4,524

On January 6, 2022, the Company entered into a securities purchase agreement with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (the “Purchaser”), pursuant to which the Company issued the Investor an unsecured promissory note on January 6, 2022 in the original principal amount of $5,000,000 at a purchase price equal to 95% of the principal amount through private placement.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

8.	Convertible promissory notes (Continued)

The above Note has a maturity date of 12 months with an interest rate of 5% per annum. The Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser the Company’s Class A ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”), which may be represented by American depositary shares (the “ADSs”). The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, the Company will also issue to the Purchaser 1,000,000 Ordinary Shares as commitment fee at closing.

Upon evaluation, the Company determined that the Agreements contained embedded beneficial conversion features which met the definition of Debt with Conversion and Other Options covered under the Accounting Standards Codification topic 470 (“ASC 470”). According to ASC 470, an embedded beneficial conversion feature present in a convertible instrument shall be recognized Separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Pursuant to the agreement, the Company recognized embedded beneficial conversion features on January 6, 2022 of $939,376. Beneficial conversion features have been recognized into discount on convertible promissory notes and additional paid-in capital and such discount will be amortized in twelve months until the notes will be settled. For the six months ended June 30, 2022, the Company have recognized Amortization of beneficial conversion feature $456,641 to profit.

9.	Financial derivative instrument

(In thousands)	December 31, 2021	June 30, 2022
Carrying value as at beginning of period	—	—
Derivates related to convertible promissory note (Note 8)	—	672
Carrying value as at end of period	—	672

On January 6, 2022, the derivatives related to the convertible promissory note (details are set out in Note 8) were valued using the Monte Carlo simulation model: volatility 112.35%, the weighted expected term of one year, a discount rate of 9.54% and a dividend yield of 0%.

10.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

	Six Months ended June 30,
Share-based compensation expenses (In thousands)	2021	2022
—Restricted Shares(a)	4,637	440
—Share options(b)	2,069	1,271
Total	6,706	1,711

(a)	Restricted Shares

As described in note 10(b), in July 2019, the shareholders and board of directors of the Company approved the 2019 Share Incentive Plan (“the 2019 Plan”). On January 27, 2021 and February 26, 2021, the Company granted 2,717,500 and 3,304,000 restricted shares units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan. On January 1, 2022 and January 27, 2022, the Company granted 163,520 and 172,500 restricted shares units respectively to its consultant, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the stock price of the underlying ordinary shares of the Company on the date of grant.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

A summary of the Restricted Shares activity for the six months ended June 30, 2021 and 2022 is presented below:

Number of Restricted Shares
As of January 1, 2021	—
Granted	6,021,500
As of June 30, 2021	6,021,500

Number of Restricted Shares
As of January 1, 2022	2,916,100
Granted	336,020
Vested	(1,699,280)
As of June 30, 2022	1,552,840

(b)	Share options

In December 2018, the Company adopted a share incentive plan, which is referred to as the 2018 Stock Option Scheme (“the 2018 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Company’s business and by providing such individuals with an incentive to reward their performance. Under the 2018 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 55,980,360 shares.

In July 2019, the Group adopted the Amended and Restated 2018 Stock Option Scheme (“Revised 2018 Plan”), which amends the previously adopted 2018 Stock Option Scheme, pursuant to which the Group may grant awards to directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under Revised 2018 Plan was 40,147,720 ordinary shares.

In July 2019, the shareholders and board of directors of the Company also approved the 2019 Share Incentive Plan (“the 2019 Plan”). Under the 2019 Plan, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year.

On December 31, 2018 and August 12, 2019, the Company granted 12,187,420 and 5,414,300 share options to employees and certain senior management pursuant to the 2018 Plan and the Revised 2018 Plan respectively.

On April 27, 2020, August 3, 2020 and November 27, 2020, the Company granted 4,963,017, 1,000,000 and 200,000 share options to employees, directors and officers respectively pursuant to the Revised 2018 Plan.

On July 1, 2021, the Company granted 680,000 share options respectively to its employees pursuant to the Revised 2018 Plan.

On October 31, 2021, the Company granted 140,000 share options to other consultant pursuant to the 2019 Plan.

On February 11, 2022, the Company granted 616,420 share options to its consultant pursuant to the 2019 Plan.

On March 1, 2022, the Company granted 100,000 share options to its employee pursuant to the Revised 2018 Plan.

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e. 6 years after the commencement date of exercise). The commencement date of exercise is 6 months after the completion of the IPO.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(b)	Share options (Continued)

A summary of the changes in the share options granted by the Company during the six months ended June 30, 2021 and 2022 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2021	22,298,757	$0.54	$57,082,970
Forfeited	(539,500)	$0.61	$(1,277,918)
Exercised	(1,735,060)	$0.52	$(5,409,518)
Outstanding as of June 30, 2021	20,024,197	$0.54	$50,395,534
Exercisable as of June 30, 2021	13,369,429	$0.50	$36,556,152

Outstanding as of January 1, 2022	19,225,361	$0.54	$47,926,931
Granted	716,420	$0.81	$(458,564)
Forfeited	(1,080,901)	$0.70	$(2,638,866)
Outstanding as of June 30, 2022	18,860,880	$0.54	$44,829,501
Exercisable as of June 30, 2022	13,989,010	$0.54	$38,526,174

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2021 and June 30, 2022 is summarized in the following table:

	Years ended December 31,	Six Months ended June 30,
(In thousands)	2021	2022
Risk-free interest rate(i)	1.22%-1.52%	0.91%-1.67%
Expected dividend yield(ii)	0.00%	0.00%
Expected volatility(iii)	35.01%-36.00%	29.44%-34.81%
Grant date fair value	$0.06-$0.65	$0.000-$0.0043

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.

(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of June 30, 2022, the unrecognized share-based compensation expenses related to share options and restricted share units granted by Company were US$2,301 thousands and US$782 thousands respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

11.	Loss per share

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	Six Months ended June 30,
(In thousands of US$ except share data and per share data)	2021	2022
Numerator:
Net loss	(23,568)	(14,204)

Net loss attributable to ordinary shareholders of the Company for computing basic and diluted net loss per share	(23,568)	(14,204)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per share	283,008,578	291,887,614
Basic and diluted net loss per ordinary share	(0.08)	(0.05)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Six Months ended June 30,
	2021	2022
Restricted Shares	6,021,500	1,552,840
Share options awards	20,024,197	18,860,880
Total	26,045,697	20,413,720

12.	Cash and cash equivalents and short-term deposit

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Short-term deposit represents term deposit placed with bank with original maturity more than three months but less than one year. The Group had US$195 thousands of short-term deposit as of June 30, 2022, with an original maturity of 12 months denominated in HKD.

Cash on hand and cash held at bank balance and short-term deposit as of December 31, 2021 and June 30, 2022 primarily consist of the following currencies:

	December 31, 2021		June 30, 2022
(In thousands)	Original currency	US$ equivalent	Original currency	US$ Equivalent
US$	3,195	3,195	4,553	4,553
RMB	13,433	2,107	18,571	2,767
HKD	5,791	743	6,955	886
Others		2,019		3,974
Total		8,064		12,180

13.	Accounts receivable, net

(In thousands)	December 31, 2021	June 30, 2022
Accounts receivable	18,273	16,114
Less: Allowance for doubtful accounts	(3,350)	(3,195)
Accounts receivable, net	14,923	12,919

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

13.	Accounts receivable, net (Continued)

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2021	June 30, 2022
Balance at beginning of the period	3,289	3,350
Additions	67	—
Reversal	(22)	(81)
Exchange difference	16	(74)
Balance at end of the period	3,350	3,195

14.	Inventories

(In thousands)	December 31, 2021	June 30, 2022
Raw materials	4,395	3,470
Finished goods	2,390	2,291
Less: write-down of obsolete inventories	(652)	(824)
Total inventories	6,133	4,937

15.	Prepayments and other assets

(In thousands)	December 31, 2021	June 30, 2022
Prepayments	3,859	2,901
Deposits	1,389	1,341
Export tax receivable	744	—
VAT recoverable	729	892
Others	814	860
Total of prepayments and other assets	7,535	5,994

(In thousands)	December 31, 2021	June 30, 2022
Current	6,225	5,078
Non-current	1,310	916
Total of prepayments and other assets	7,535	5,994

16.	Long-term investments

In October 2018, the Company made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Company acquired 49.00% equity interest of Maya with total consideration of JPY49,000 thousands. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill. As of December 31, 2021 and June 30, 2022, the share of loss from Maya exceeded the total investment cost. As the Company is not required to fund losses, the balance was written down to zero.

In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company (the “Huaxiang”), the Company held 10% equity interest of the Huaxiang with total consideration of RMB8,521 thousands. In March 2022, Huaxiang introduced new investors and the Company’s equity interest in Huaxiang was diluted to approximately 9.36%. The Company exercises significant influence in the Huaxiang and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of RMB547 thousands (equivalent to US$85 thousands) and RMB790 thousands (equivalent to US$120 thousands) for the six months ended June 30, 2021 and 2022.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Long-term investments (Continued)

In January 2021, the Company acquired 31.25% of the equity interests of iQsim S.A., which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousands. The Company exercises significant influence in the iQsim S.A and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of loss of EUR27 thousands (equivalent to US$32 thousands) and EUR41 thousands (equivalent to US$43 thousands) for the six months ended June 30, 2021 and 2022.

17.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2021	June 30, 2022
Computers	672	639
Server & switch	1,382	1,323
Office equipment	1,685	1,808
Wi-Fi terminals for data connectivity services	9,632	8,765
Leasehold improvement	589	544
Total original costs	13,960	13,079
Less: accumulated depreciation	(12,164)	(11,624)
Net book value	1,796	1,455

Depreciation expenses recognized for the six months ended June 30, 2021 and 2022 were US$1,074 thousands, US$448 thousands, respectively.

18.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2021
Purchased software	1,206	(322)	884
Trademarks	124	(76)	48
Licensed copyrights	181	(104)	77
Intangible assets	1,511	(502)	1,009

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
June 30, 2022
Purchased software	1,144	(363)	781
Trademarks	118	(78)	40
Licensed copyrights	175	(109)	66
Intangible assets	1,437	(550)	887

Amortization expenses recognized for the six months ended June 30, 2021 and 2022 were US$70 thousands and US$74 thousands, respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

19.	Other investments

(In thousands)	December 31, 2021	June 30, 2022
Current(i)	12,587	10,177
Non-current(ii)	12,058	7,738
Total	24,645	17,915

Note:

(i)	In June 2020, the Group made an investment in an investment fund for a cash consideration of US$15,000 thousands, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. There was a fair value loss of US$4,235 thousands and US$2,410 thousands for the six months ended June 30, 2021 and 2022 respectively.

(ii)	In June 2020, the Group made an investment in an investment fund for a cash consideration of US$17,100 thousands, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. There was a fair value gain of US$684 thousands and a fair value loss of US$4,320 thousands for the six months ended June 30, 2021 and 2022 respectively.

20.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2021	June 30, 2022
Accounts payable to suppliers	12,986	9,952
Accrued bonus and staff costs	20,742	20,356
Other deposits	1,793	1,301
Other taxes payable (note)	881	397
Accrued professional fees	3,007	2,012
Accrued marketing expenses	75	189
Others	1,082	1,027
Total	40,566	35,234

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

21.	Short-term borrowings

(In thousands)	December 31, 2021	June 30, 2022
Current
Bank borrowings(i)	3,177	5,224

Note:

The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 1.60% ~ 5.60% (2021: 1.60% ~ 5.22%) per annum, with a weighted average interest rate of 4.15% (2021: 3.67%) per annum.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Related party transactions

(a)	Related parties

As at June 30, 2022, the name and relationship with material related parties are as follows:

Related Parties	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company
iQsim S.A.	Equity method investee of the Company

(b)	During the six months ended June 30, 2021 and 2022, other than disclosed elsewhere, the Company had the following material transactions with related parties:

	Six Months ended June 30,
(In thousands)	2021	2022
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	4,249	2,893
Beijing Huaxianglianxin Technology Company	405	248
Purchase of data connectivity service:
Maya	24	2
Beijing Huaxianglianxin Technology Company	80	6

(c)	The Company had the following balances with related parties as December 31, 2021 and June 30, 2022:

(In thousands)	December 31, 2021	June 30, 2022
Deposits received from related parties:
Maya	1,417	1,318
Contract liability:
Maya	18	26
iQsim S.A.	—	11
Amounts payable to related parties:
Beijing Huaxianglianxin Technology Company	18	21
Amounts receivable from related parties:
Maya	1,108	186
Beijing Huaxianglianxin Technology Company	45	85

23.	Commitments and contingencies

(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

Year	(In thousands)
Remainder of 2022	396
2023	202
2024	11
2025	—
2026	—
Total	609

For the six months ended June 30, 2021 and 2022, the Group incurred rental expenses under operating leases US$804 thousands and US$408 thousands, respectively.

(b)	Purchase commitment for purchase of data

As at June 30, 2022, the Group has future minimum purchase commitment related to the purchase of data of US$1,136 thousands, US$871 thousands and US$143 thousands within the remainder of 2022, 2023 and 2024, respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Commitments and contingencies (Continued)

(c)	Contingencies

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration issued a reexamination decision which invalidated the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation. The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. In December 2020, the Beijing Intellectual Property Court entered its judgment which upheld National Intellectual Property Administration’s invalidation decision. Sibowei’ersi Technology Co., Ltd. has appealed against such judgment. On November 2, 2021, the Supreme People’s Court held an online hearing of the case, and the Group is awaiting for the ruling of the second instance as well as the court’s further notice.

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable or is unable to estimate the amount or the range of the possible loss. Therefore, no accrual has been recorded by the Group as of June 30, 2022 in respect of these proceedings.

24.	Subsequent Events

(a)	Impact of COVID-19

Following the COVID-19 outbreak since early 2020, a series of precautionary and control measures have been implemented by the Chinese government, including but not limited to extending the Chinese New Year holiday, quarantine measures and travel restrictions. These measures have resulted in drop in outbound travelers from China and mainly impacted the Group’s Roamingman business.

Since then, the COVID-19 pandemic has led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and business operations such as travel bans, border closings, business closures, quarantines, shelter-in-place orders and social distancing measures. These measures have caused a severe decline in the level of business and leisure travel around the globe. This has resulted in the reduction in demands for the Group’s international data connectivity services compared to the pre COVID-19 pandemic period.

The net cash used in operating activities of the Group was US$1,976 thousands for the six months ended June 30,2022. The Group anticipates that a reduction in revenue will result in reduction in cash flow generated from operations. The Group will evaluate its financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting and reducing investment in capital expenditures. The extent of the impact of the COVID-19 on the Group’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond the control of the Group.

(b)	Settlement of Convertible promissory notes

The Company settled convertible promissory notes of $50,000 on July 6, 2022, $150,000 on July 25, 2022, $200,000 on July 29, 2022, $200,000 on August 8, 2022, $200,000 on August 18, 2022, $200,000 on August 26, 2022, and issued 1,974,870, 1,829,950, 2,424,380, 2,880,490, 3,531,490, 4,002,400, Class A ordinary shares of the Company on July 6, 2022, July 25, 2022, July 29, 2022, August 8, 2022, August 18, 2022 and August 26, 2022, respectively.

(c)	Issuance of new restricted share units

In August 2022, the Company granted 5,406,000 restricted share units to its directors and officers pursuant to the 2019 Plan, with nil exercise price and vesting period 5 years.